WILMERHALE
WilmerHale Venture Group
August 8, 2008
Susan L. Mazur
BY ELECTRONIC SUBMISSION
+1 781 966 2005 (t)
Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549	+1 781 966 2100 (f) susan.mazur@wilmerhale.com
Re:
A123 Systems, Inc.
 Registration Statement on Form S-1

Ladies and Gentlemen:

        Submitted herewith for filing on behalf of A123 Systems, Inc. (the "Company") is a Registration Statement on Form S-1 relating to the registration under the Securities Act of 1933, as amended (the "Securities Act"), of $175,000,000 of shares of Common Stock of the Company.

        This filing is being effected by direct transmission to the Commission's EDGAR System. On August 4, 2008, in anticipation of this filing, the Company caused the filing fee of $8,000 to be wire transferred to the Commission's account at the U.S. Bank in St. Louis, Missouri.

        The Registration Statement relates to the Company's initial public offering of securities. It is the intent of the Company and the managing underwriters of the proposed offering to have the Registration Statement declared effective as early as possible.

        Acceleration requests may be made orally, and the Company and the managing underwriters of the proposed offering have authorized us to represent on their behalf that they are aware of their obligations under the Securities Act with respect thereto.

        Please contact the undersigned or John Chory at 781-966-2001 with any questions or comments you may have regarding this filing.

Very truly yours,

/s/ Susan L. Mazur Susan L. Mazur
cc:
John H. Chory, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP, 1100 Winter Street, Waltham, Massachusetts 02451

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